02034337

Warsaw , 2002-05-13

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
MAY 21 2002
WASH, D.C. 164 SECTION

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 10/2002, the audited annual 2001Consolidated report and the report for the 1Q 2002.

Best regards

Krzysztof Gerula
Vice-President

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

dw 5/29

Current report no 11/2002

The Management Bard of "Orbis" S.A. hereby conveys the information delivered to it on May 10, 2002, by Orbis' shareholder, Mr. Michał Sołowow:

"Notification
In accordance with the Act "Law on Public Trading in Securities", I hereby notify that according to the records on the securities' accounts, on May 7, 2002, the number of shares held by me in Orbis S.A. decreased to 1,197,560 shares that constitute 2.60% of the share capital and represent 1,197,560 votes at the General Assembly of Shareholders and 2.60% of the total number of votes at the said Assembly.

Yours sincerely
Michał Sołowow

Signed by a duly authorized representative:
Karol Gutowski"

Report SA-Q 1/2002

(for issuers of securities with the business profile of production, construction, trade or services)

In accordance with § 57 section 1 item 1 of the Ordinance of the Council of Ministers
dated October 16, 2001 (Journal of Laws no. 139, entry 1569, and no. 31, entry 280 of 2002)

the Board of Directors of **ORBIS S.A.**
submits in public this quarterly report for the 1st quarter 2002.

Date submitted: **30.04.2002r.**

SELECTED FINANCIAL DATA

	in thousands of PLN		in thousands of EURO	
	1 quarter 2002 ended Mar. 31, 2002 cumulative	1 quarter 2001 ended Mar. 31, 2001 cumulative	**1 quarter 2002 ended Mar. 31, 2002 cumulative**	1 quarter 2001 ended Mar. 31, 2001 cumulative
I. Net sales revenues	**126 931**	149 973	**35 137**	40 272
II. Operating profit (loss)	**- 14 704**	- 8 046	**- 4 070**	- 2 161
III. Profit (loss) before taxation	**- 14 388**	- 7 094	**- 3 983**	- 1 905
IV. Net profit (loss)	**- 14 388**	- 7 094	**- 3 983**	- 1 905
V. Net cash flows from operating activities	**- 12 241**	5 062	**- 3 389**	1 359
VI. Net cash flows from investing activities	**- 8 285**	- 13 707	**- 2 293**	- 3 681
VII. Net cash flows from financing activities	**- 4 298**	- 3 818	**- 1 190**	- 1 025
VIII. Total net cash flows	**- 24 824**	- 12 463	**- 6 872**	- 3 347
IX.. Total assets	**1 580 540**	1 415 687	**438 600**	391 398
X. Total liabilities	**93 348**	93 765	**25 904**	25 923
XI. Long-term liabilities	**16 507**	26 758	**4 581**	7 398
XII. Short-term liabilities	**76 841**	67 007	**21 323**	18 526
XIII. Shareholders' equity	**1 381 913**	1 209 736	**383 481**	334 458
XIV. Share capital	**92 154**	92 154	**25 573**	25 478
XV. Number of shares	**46 077 008**	46 077 008	**46 077 008**	46 077 008
XVI. Earnings (loss) per ordinary share (in PLN / EUR)	**- 0,31**	- 0,15	**- 0,09**	- 0,04
XVII. Diluted earnings (loss) per ordinary share (in PLN / EUR)				
XVIII. Book value per share (in PLN / EUR)	**29,99**	26,25	**8,32**	7,26
XIX. Diluted book value per share (in PLN / EUR)				
XX. Declared or paid-out dividend per ordinary share (in PLN / EUR)				

BALANCE SHEET

	as at Mar. 31, 2002 end of 1st quarter 2002	**as at Dec. 31, 2001 end of prior quarter 2002**	as at Mar. 31, 2001 end of 1st quarter 2001	as at Dec. 31, 2000 end of prior quarter 2001
Assets				
I. Fixed assets	**1 464 996**	**1 437 755**	**1 297 525**	**1 277 242**
1. Intangible assets	2 418	2 813	3 389	3 701
- goodwill	867	1 003	1 414	1 551
2. Tangible fixed assets	1 351 847	1 324 253	1 177 243	1 165 512
3. Long-term receivables	0	0	0	0
3.1. From subsidiary and associated companies	0	0	0	0
3.2. From other companies	0	0	0	0
4. Long-term investments	**91 380**	91 338	**94 063**	**86 379**
4.1. Real estste	14 228	14 228	5 190	5 190
4.2. Intangible assets	0	0	8 884	8 884
4.3. Long-term financial assets	**77 152**	**77 110**	**79 989**	**72 305**
a) in subsidiary and associated companies	77 121	77 079	79 989	70 578
- shares in companies valued under the equity method	73 800	73 790	78 261	70 578
b) in other companies	31	31	0	31
4.4. Other long-term investments	0	0	0	0
5. Long-term deferred expenses	**19 351**	**19 351**	**22 830**	**21 650**
5.1. Deferred income tax	16 999	16 999	19 322	0
5.2. Other deferred expenses	2 352	2 352	3 508	0
II. Current assets	**115 544**	**129 738**	**118 162**	**159 153**
1. Inventories	13 031	13 796	16 374	17 363
2. Current receivables	**39 094**	34 367	**45 559**	**47 877**
2.1. From subsidiary and associated companies	3 617	2 757	0	0

2.2. From other companies	35 477	31 609	45 559	47 877
3. Short-term investments	**50 974**	**75 798**	**42 590**	**86 236**
3.1. Short-term financial assets	**50 974**	**75 798**	**42 590**	**55 053**
a) in subsidiary and associated companies	0	0	0	0
b) in other companies	0	0	0	0
c) cash and cash equivalents	50 974	75 798	42 590	55 053
3.2. Other short-term investments	0	0	0	31 183
4. Short-term deferred expenses	12 445	5 777	13 639	7 677
Total Assets	**1 580 540**	**1 567 493**	**1 415 687**	**1 436 395**
Shareholders' Equity and Liabilities				
I. Shareholders' Equity	**1 381 913**	**1 360 977**	**1 209 736**	**1 213 672**
1. Share capital	92 154	92 154	92 154	92 154
2. Not paid-up share capital (negative value)	0	0	0	0
3. Own shares in treasury (negative value)	0	0	0	0
4. Reserve capital	674 415	674 405	588 412	588 342
5. Revaluation capital	564 932	529 527	446 496	443 376
6. Other reserve capitals	0	0	0	0
7. Prior years' profit (loss)	64 800	24 310	89 768	4 928
8. Net profit (loss)	- 14 388	40 581	- 7 094	84 872
9. Net profit write-downs during the financial year (negative value)	0	0	0	0
II. Liabilities and reserves for liabilities	**198 627**	**206 516**	**205 951**	**222 723**
1. Reserves for liabilities	**97 995**	**91 098**	**105 461**	**71 536**
1.1. Reserve for deferred income tax	13 103	13 103	13 837	14 235
1.2. Provisions for pension and similar benefits	**49 712**	**49 701**	**0**	**0**
a) long-term provisions	49 712	49 701	0	0
b) short-term provisions	0	0	0	0
1.3. Other provisions	**35 180**	**28 294**	**91 624**	**57 301**
a) long-term provisions	18 119	17 549	0	0
b) short-term provisions	17 061	10 745	91 624	57 301
2. Long-term liabilities	**16 507**	**16 507**	**26 758**	**26 758**
2.1. To subsidiary and associated companies	4 889	4 889	0	0
2.2. To other companies	11 618	11 618	26 758	26 758
3. Current liabilities	**76 842**	**91 586**	**67 007**	**95 730**
3.1. To subsidiary and associated companies	4 861	4 939	0	0
3.2. To other companies	59 457	77 377	54 081	86 791
3.3. Special funds	12 524	9 270	12 926	8 939
4. Accrued expenses and deferred income	**7 283**	**7 325**	**6 725**	**28 699**
4.1. Negative goodwill	0	0	0	0
4.2. Other accrued expenses and deferred income	**7 283**	**7 325**	**6 725**	**28 699**
a) long-term accruals	0	0		22 174
b) short-term accruals	7 283	7 325	6 725	6 525
Total Shareholders' Equity and Liabilities	**1 580 540**	**1 567 493**	**1 415 687**	**1 436 395**

Book value	**1 381 913**	**1 360 977**	**1 209 736**	**1 213 672**
Number of shares	46 077 008	46 077 008	46 077 008	46 077 008
Book value per share (in PLN) - basic	**29,99**	**29,54**	**26,25**	**26,34**
Diluted number of shares				
Book value per share (in PLN) - diluted				

OFF-BALANCE-SHEET ITEMS

	as at Mar. 31, 2002 end of 1st quarter 2002	as at Dec. 31, 2001 end of prior quarter 2002	as at Mar. 31, 2001 end of 1st quarter 2001	as at Dec. 31, 2000 end of prior quarter 2001
1. Contingent receivables				
1.1. From subsidiary and associated companies (due to)	**0**	**0**	0	0
- guarantees received	**0**	**0**	0	0
-				
1.2. From other companies (due to)	**0**	**0**	0	0
- guarantees received	**0**	**0**	0	0
-				
2. Contingent liabilities	**4 993**	**4 993**	**40 091**	**42 704**
2.1. In favour of subsidiary and associated companies (due to)	**4 993**	**4 993**	**40 091**	**42 704**
- guarantees extended	4 993	4 993	40 091	42 704
-				
2.2. In favour of other companies (due to)	**0**	**0**	0	0
- guarantees extended	**0**	**0**	0	0
-				
3. Other (due to)	**0**	**0**	0	0
-				
Total off-balance-sheet items	**4 993**	**4 993**	**40 091**	**42 704**

PROFIT AND LOSS ACCOUNT

	1st quarter 2002 ended Mar. 31, 2002	1 quarter 2002 ended Mar. 31, 2002 cumulative	1st quarter 2001 ended Mar. 31, 2001	1 quarter 2001 ended Mar. 31, 2001 cumulative
I. Net sales revenues	**126 931**		**149 973**	
- of which sales to subsidiary and associated companies	9 284		10 948	
1. Net sales of products	125 604		148 544	
2. Net sales of merchandise and raw materials	1 327		1 429	
II. Cost of products, merchandise and raw materials sold	**110 625**		**124 512**	
- of which sold to subsidiary and associated companies	2 772		3 113	
1. Cost of products sold	110 197		124 065	
2. Cost of merchandise and raw materials sold	428		447	
III. Gross profit (loss) on sales (I-II)	**16 306**		**25 461**	
IV. Distrubution expenses	8 587		7 712	
V. General administrative expenses	20 363		23 833	
VI. Profit (loss) on sales (III-IV-V)	**- 12 644**		**- 6 084**	
VII. Other operating income	**1 070**		**1 617**	
1. Gain on disposal of non-financial fixed assets	290		196	
2. Subsidies	6		6	
3. Other operating income	774		1 415	
VIII. Other operating expenses	**3 130**		**3 579**	
1. Loss on disposal of non-financial fixed assets	0		0	
2. Reveluation of non-financial fixed assets	0		0	
3. Other operating costs	3 130		3 579	
IX. Operating profit (loss) (VI+VII-VIII)	**- 14 704**		**- 8 046**	
X. Financial income	**1 086**		**2 658**	
1. Equity income – dividends	0		0	
- of which from subsidiary and associated companies	0		**0**	
2. Interest receivable	720		1 721	
- of which from subsidiary and associated companies	0		**0**	
3. Gain on disposal of investments	0		0	
4. Reveluation of investments	0		0	
5. Other financial income	366		937	
XI. Financial expenses	**859**		**1 706**	
1. Interest payable	700		1 532	
- of which to subsidiary and associated companies	0		**0**	
2. Loss on disposal of investments	0		0	
3. Reveluation of investments	0		0	
4. Other financial expenses	159		174	
XII. Profit (loss) on ordinary activities (IX+X-XI)	**- 14 477**		**- 7 094**	
XIII. Result of extraordinary itms (XIII.1. - XIII.2.)	**89**		**0**	
1. Extraordinary gains	99		0	
2. Extraordinary losses	10		0	
XIV. Profit (loss) before taxation (XII+/-XIII)	**- 14 388**		**- 7 094**	
XV. Corporate income tax	**0**		**0**	
a) current portion	0		0	
b) deferred portion	0		0	
XVI. Other obligatory profit decreases (loss increases)	0		0	
XVII. Share in net profits (losses) of companies valued under the equity method	0		0	
XIX. Net profit (loss) (XIV-XV-XVI+/-XVII)	**- 14 388**		**- 7 094**	

Net profit (loss) (on annual basis)	43 744		67 885	
Weighted average number of ordinary shares	46 077 008		46 077 008	
Earning (loss) per ordinary share (in PLN) - basic	- 0,31		- 0,15	
Diluted weighted average number of ordinary shares				
Earning (loss) per ordinary share (in PLN) - diluted				

STATEMENT OF SHAREHOLDERS' EQUITY

	1st quarter 2002 ended Mar. 31, 2002	1 quarter 2002 ended Mar. 31, 2002 cumulative	1st quarter 2001 ended Mar. 31, 2001	1 quarter 2001 ended Mar. 31, 2001 cumulative
I. Shareholders' Equity at the beginning of period (opening balance)	1 098 900		1 048 547	
a) changes in accepted accounting principles (polices)	262 076		165 125	
b) corrections of material faults				
I. Shareholders' Equity at the beginning of period (opening balance), after restatement to comparative data	1 360 976		1 213 672	
1. Share capital at the beginning of period	92 154		92 154	
1.1. Changes in share capital				
a) additions, of which:				
- issuance of shares				
-				
b) reductions, of which:				
- retirement of shares				
-				
1.2. Share capital at the end of period	92 154		92 154	
2. Not paid-up share capital at the beginning of period				
2.1. Changes in not paid-up share capital				
a) additions, of which:				
-				
b) reductions, of which:				
-				
2.2. Not paid-up share capital at the end of period				
3. Own shares in treasury at the beginning of period				
3.1. Changes in own shares in treasury				
a) additions, of which:				
-				
b) reductions, of which:				
-				
3.2. Own shares in treasury at the end of period				
4. Reserve capital at the beginning of period	674 405		588 342	
4.1. Changes in reserve capital	10		70	
a) additions, of which:	10		70	
- additional paid-in capital from issuance of shares				
- distribution of profit (by law)				
- distribution of profit (in excess of value required by law)				
-	10		70	
b) reductions, of which:				
- coverage of loss				
-				
4.2. Reserve capital at the end of period	674 415		588 412	
5. Revaluation capital at the beginning of period	529 527		443 376	
5.1. Changes in revaluation capital	35 405		3 120	
a) additions, of which:	35 415		3 190	
-	35 415			
b) reductions, of which:	10		70	
- sale or disposal of tangible fixed assets	10		70	
-				
5.2. Revaluation capital at the end of period	564 932		446 496	
6. Other reserve capital at the beginning of period				
6.1. Changes in other reserve capital				
a) additions, of which:				
-				
b) reductions, of which:				
-				
6.2. Other reserve capital at the end of period				
7. Prior years' profit (loss) at the beginning of period	50 715		84 807	
7.1. Prior years' profit at the beginning of period	50 978		84 807	
a) changes in accepted accounting principles (polices)	14 176		4 993	
b) corrections of material faults				
7.2. Prior years' profit at the beginning of period, after restatement to comparative data	65 154		89 800	
a) additions, of which:				
- distribution of prior years' profit				

-				
b) reductions, of which:	91		32	
-				
7.3. Prior years' profit at the end of period	**65 063**		89 768	
7.4. Prior years' loss at the beginning of period	**- 263**			
a) changes in accepted accounting principles (polices)				
b) corrections of material faults				
7.5. Prior years' loss at the beginning of period, after restatement to comparative data	**- 263**			
a) additions, of which:				
- transition of prior years' loss to be covered				
-				
b) reductions, of which:				
-				
7.6. Prior years' loss at the end of period	**- 263**			
7.7. Prior years' profit (loss) at the end of period	**64 800**		89 768	
8. Net profit (loss)				
a) net profit				
b) net loss	**- 14 388**		- 7 094	
c) charges on the profit				
II. Shareholders' Equity at the end of period (closing balance)	**1 381 913**		1 209 736	
III. Shareholders' Equity adjusted by the proposed distribution of profit (coverage of loss)	**1 363 482**		1 209 736	

CASH FLOW SATEMENT

	1st quarter 2002 ended Mar. 31, 2002	1 quarter 2002 ended Mar. 31, 2002 cumulative	1st quarter 2001 ended Mar. 31, 2001	1 quarter 2001 ended Mar. 31, 2001 cumulative
A. Cash flows from operating activities - direct method				
I. Cash provided by operating activities				
1. Sales revenues				
2. Other income from operating activities				
II. Cash used in operating activities				
1. Goods and services purchased				
2. Net salaries and wages				
3. Social and health security, other benefits				
4. Taxes and charges				
5. Other operating expenses				
III. Net cash flows from operating activities (I–II)				
A. Cash flows from operating activities - indirect method				
I. Net profit (loss)	**- 14 388**		- 7 094	
II. Total adjustments	**2 147**		12 156	
1. Share in net (profits) losses of companies valued under the equity method	**0**		0	
2. Depreciation and amortisation	**16 781**		15 848	
3. (Gain) loss on foreign exchange differences	**0**		0	
4. Interest and dividends	**664**		246	
5. (Gain) loss on investing activities	**- 290**		- 644	
6. Change in provisions	**6 897**		0	
7. Change in inventories	**765**		990	
8. Change in receivables	**- 4 727**		355	
9. Change in current liabilities (excluding loans and bank credits)	**- 11 142**		- 11 047	
10. Change in deferred and accrued expenses	**- 6 710**		6 320	
11.Other adjustments	**- 91**		88	
III. Net cash flows from operating activities (I+/-II)	**- 12 241**		5 062	
B. Cash flows from investing activities				
I. Cash provided by investing activities	**371**		32 120	
1. Disposal of intangible assets and tangible fixed assets	**371**		489	
2. Disposal of investments in real-estate and intangible assets	**0**		0	
3. From financial assets, of which:	**0**		31 631	
a) in subsidiary and associated companies	**0**		0	
- disposal of securities	**0**		0	
- dividends and shares in profits	**0**		0	
- long-term loans collected	**0**		0	
- interest received	**0**		0	
- other income from financial assets	**0**		0	

b) in other companies	**0**		31 631	
- disposal of securities	**0**		0	
- dividends and shares in profits	**0**		0	
- long-term loans collected	**0**		0	
- interest received	**0**		0	
- other income from financial assets	**0**		31 631	
4. Other investing income	**0**		0	
II. Cash used in investing activities	**- 8 656**		- 45 827	
1. Purchases of intangible assets and tangible fixed assets	**- 8 636**		- 38 144	
2. Purchases of investments in real-estate and intangible assets	**0**		0	
3. For financial assets, of which:	**- 10**		- 7 683	
a) in subsidiary and associated companies	**- 10**		- 7 683	
- acquisition of securities	**- 10**		- 7 683	
- long-term loans granted	**0**		0	
b) in other companies	**0**		0	
- acquisition of securities	**0**		0	
- long-term loans granted	**0**		0	
4. Other investing expenses	**- 10**		0	
III. Net cash flows from investing activities (I-II)	**- 8 285**		- 13 707	
C. Cash flows from financing activities				
I. Cash provided by financing activities	**0**		0	
1. Issuance of shares and other capital securities and additional paid-in capital	**0**		0	
2. Bank credits and loans contracted	**0**		0	
3. Issuance of debt securities	**0**		0	
4. Other financial income	**0**		0	
II. Cash used in financing activities	**- 4 298**		- 3 818	
1. Acquisition of own shares	**0**		0	
2. Dividends and other payments to shareholders	**0**		0	
3. Profit distribution expenses other than payments to shareholders	**0**		0	
4. Payments of bank credits and loans	**- 3 838**		- 3 572	
5. Redemption of debt securities	**0**		0	
6. Payments of other financial liabilities	**0**		0	
7. Finance lease commitments paid	**0**		0	
8. Interest paid	**- 460**		- 246	
9. Other financial expenses	**0**		0	
III. Net cash flows from financing activities (I-II)	**- 4 298**		- 3 818	
D. Total net cash flows (A.III+/-B.III+/-C.III)	**- 24 824**		- 12 463	
E. Change in balance-sheet cash and cash equivalents	**- 24 824**		- 12 463	
- of which change in cash and cash equivalents due to foreign exchange differences				
F. Cash and cash equivalents - beginning of period	**75 798**		55 053	
G. Cash and cash equivalents - end of period (F+/-D)	**50 974**		42 590	
- of which those with restricted availability				

Signature(-s) of person(-s) representing the Company

Andrzej Szułdrzyński
Vice president

Signature of person responsible for the Company's accounting records

Lidia Mieleszko
Board member

Date:30.04.2002

Notes to the report for the 1st quarter of 2002

1. Background

1.1 The report in question sets out the profit and loss account, the cash flow account and comparative data concerning the changes in the Company's equity as of the 1st quarter of 2001 and as of the 1st quarter of 2002, the balance sheet according to the accounting books as of March 31, 2001 and March 31, 2002, and as of December 31, 2001 and December 31, 2000.

The report in question covers the aggregate figures reported by all the organizational units that keep separate accounts and that altogether constitute the company ORBIS S.A

1.2 The financial statements have been prepared on the assumption that the Company further continues its business operations.

2. The following accounting principles have been applied for the purpose of preparing the financial statements for the first quarter of the year 2002:

2.1 Basis for preparation of the financial statements

The financial statements of the Company were prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

2.2 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at acquisition cost less depreciation calculated according to the rates set forth in the Act of February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz. U." of 2000, no 54, item 654) and less write-offs for a permanent loss in value.

2.3 Tangible fixed assets and depreciation

Fixed assets taken over from the transformed State-Owned Enterprise „Orbis" as well as those later acquired by the Company have been valued at acquisition cost increased by development and modernization costs and less accrued depreciation (write-off). The annual depreciation rate has been calculated on the basis of depreciation rates set forth in the Act of February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz. U." of 2000, no 54, item 654).

The value of fixed assets has been revalued from time to time in the past according to their market value or indices announced by the President of the Main Statistical Office. The net result of fixed assets revaluation is appropriated directly to the Company's reserves. The last revaluation of the fixed assets was performed as of January 1, 1995.

Work in progress is valued at acquisition price, taking into account exchange rate differences and interest due throughout the duration of investment financing.

In consequence of a periodical evaluation of the of the expected economic benefits to be derived as a result of the modernization works carried out in hotels, the fixed assets under construction have been revalued accordingly.

The titles to perpetual usufruct of land reported in the balance sheet have been recorded at prices stated in the decisions of the local administrative authorities that constitute the basis for calculating the current fees for the use of these plots of land.
Throughout the years 1998-2000, the Company benefited from an investment allowance (relief) in the income tax settlement.

2.4 Long-term investments

Long-term investments, comprising real property, long-term financial assets (participations, shares in other companies and long-term securities) as well as works of art have been reported at their acquisition cost.

2.5 Creditors and debtors

Amounts due to creditors and from debtors are reported according to the actual value due to be paid. Transactions in foreign currencies are converted according to the rate of exchange as of the date of transaction. Negative exchange rate differences arising as a result of difference in the dates of accounting and transaction settlement are shown as financial expenses. Positive exchange rate differences are reported as financial income.

As of the date of preparation of the financial statements, all amounts due from debtors denominated in foreign currencies are converted according to the foreign currency purchase rate quoted on the given day by the Company's bank,. i.e. Bank Handlowy, while all the amounts due to creditors denominated in foreign currencies are converted according to the currency sale rate for the given day.

Write-offs for provisions to update their value are made in respect of receivables and claims due from debtors put into liquidation or bankruptcy, receivables from debtors in case a petition in bankruptcy has been dismissed, receivables questioned by debtors and receivables due from debtors who have been evading payments for the period exceeding 6 months, if there is a high degree of probability that the debt is uncollectible.

2.6 Stocks

Stocks of tangible assets, raw materials, goods for resale, foodstuffs and packing are appraised at their inventory value equal to the weighted average of the actual acquisition price.

2.7 Cash and cash equivalents

Cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the rate of exchange on the date of their purchase.

2.8 Deferred costs

Deferred costs are reported at their acquisition cost. Deferred costs include expenses incurred in the course of the operating activities, yet relating to the future reporting periods.

2.9 Jubilee awards, retirement reimbursement and remunerations for overdue vacations

According to the adopted remuneration scheme, the Company's employees are entitled to jubilee awards in respect of certain duration of service to the Company as well as to

retirement reimbursement upon their retirement. Amounts due to employees under the retirement reimbursement and jubilee award schemes are calculated by an actuary.

2.10 Revenues

Sales have been assessed on the basis of invoiced amounts due for services rendered. Under financial operations, gains from the sale of securities are reported as income from financial operations, while income from foreign currency exchange transactions is the margin earned.

2.11 Equity

Equity and other assets and liabilities are assessed at their nominal value.

3. Changes in the principles of accounting and reporting in the financial statements

3.1 The information included in the financial statements and pertaining to the past periods has been presented taking account the changes introduced by the amended Accounting Act of September 29, 1994, in respect of the items that are of major importance for the Company, i.e.:

3.1.1 The profit and loss account includes the changes in reporting of positive foreign exchange rate differences and the accrued interest on receivables, unpaid as of the date of preparing the financial statements, which prior to January 1, 2002, were reported as deferred income.

3.1.2 The balance sheet includes the titles to the perpetual usufruct of land reported in the asset column under the item "fixed assets" (prior to January 1, 2002, these titles were reported in the off-balance sheet registers). Moreover, the following other appropriations have been made:

- the purchased titles to perpetual use of land have been posted from intangible assets to fixed assets;
- long-term investments include real property, works of art (so far reported as fixed assets) while the title to a perpetual use of land on which the Bristol hotel is located has been posted from an off-balance register;
- the item long-term deferred costs includes the cost of generating capital that took place in 1998 (prior to January 1, 2002, this cost was reported as intangible assets) and the assets held on account of deferred income tax;
- under the "liabilities" item, the value of the reported titles to the perpetual usufruct of land (reported in the off-balance sheet register prior to January 1, 2002) has been posted to revaluation reserve, while the accrued expenses have been reported as other provisions for payments due.

4. Analysis of figures reported in the balance sheet

4.1. As of the end of the 1st quarter of 2002, the balance sheet total grew by 3% as compared to the balance sheet total of December 31, 2001 and by 12% as compared to the balance sheet total of March 31, 2001.

4.2 Assets:

The structure of assets is dominated by fixed assets (92.7%), of which the main item are the tangible fixed assets (92.3%), i.e. land and buildings, premises as well as civil and water engineering constructions. Long-term investments, composed predominantly of long-term financial assets, constitute merely 6.2% of the total fixed assets, whilst long-term deferred costs account for 1.3%. Assets held as a result of deferred income tax account for 87.84% of long-term deferred costs.

Current assets constitute 7.3% of the total assets and consist primarily of short-term investments (44.1%), short-term debtors (33.8%), stocks (11.3%) and short-term deferred costs (10.8%).

Compared to the end of the 4th quarter of 2001, the fixed assets increased by 1.9%, mainly as a result of the growth in value, by 2.1%, of the tangible fixed assets (land, including the title to perpetual usufruct of land and buildings).

As at the end of the 1st quarter of 2002, the intangibles constituted 85.6% of their value at the end of the previous quarter.

During the 1st quarter of 2002, the balance of current assets fell by 10.9% as compared to the end of the 4th quarter of 2001. This reduction is primarily attributable to a decrease in the value of short-term investments (cash and cash equivalents) by 32.8%. Reduction in the size of stocks brought their volume at the end of the 1st quarter of 2002 down to 94.5% of the comparative figure as at the end of the 4th quarter of 2001. At the same time, the sum of short-term deferred costs grew by 115.4% and the balance of short-term debtors increased by 13.8%. The growth in the amount due from debtors concerned predominantly the amounts due for deliveries to associated companies. Short-term deferred costs and prepayments include costs cleared over time, i.e. costs incurred in the past years for hotel repairs and for equipping the newly built hotels in the first low-cost assets, payments towards property insurance and the obligatory insurance against civil liability, fees for a perpetual use of land, real property tax, and write-offs for the Corporate Social Fund.

4.3 Liabilities

Equity accounts for 87.4% of total liabilities. The initial capital constitutes 6.8% of the equity, reserve capital accounts for 48.8%, while revaluation reserve for 40.9%.

The items "creditors" and "provisions", including the future payments to employees, account for 12.8% of the total liabilities. Provisions for future liabilities constitute a dominant item here (49.3%). Short-term creditors account for 38.7%, long-term creditors for 8.3%, while accruals and deferred income for 3.7%.

Equity grew by 1.54% as compared to the end of the 4th quarter of 2001. This growth was accompanied by an increase of the revaluation reserve by 6.7% and profits from past years by 166.7%, as well as a net loss incurred during the reporting period in question.

Provisions for future liabilities grew by 7.6% as compared to the 4th quarter of 2001. These provisions cover current operating expenses.

Short-term creditors declined by 16.1%. The major item here are liabilities to other companies (76.8% of the figure reported at the end of the 4th quarter of 2001). Amounts due to associated companies accounted for 98.4% of the corresponding figure at the end of the 4h quarter of 2001. At the same time, special funds (Social Benefits Fund) grew by 35.1%.

5. Analysis of figures reported in the profit and loss account

In the 1st quarter of 2002, the sales revenues generated by Orbis S.A. equaled PLN 126 931 thousand and were by 15.4% lower than in the 1st quarter of 2001. The occupancy rate totaled 34.3%, recording a reduction by 4.6 percentage points, whilst the number of available rooms increased by 0.5% up to 9 921 rooms. The number of room nights sold equaled 306 504 and was lower by 11.4%, while the Average Daily Rate equaled PLN 217.9, reflecting a reduction by 10.3% as compared to the Average Daily Rate during the first quarter of 2001. The Revenue per Available Room (RevPAR) during the first quarter of 2002 equaled PLN 74.8 and was by 20.7% lower than during the first quarter of 2001.

A substantial deterioration of results achieved in the fist quarter of 2002 was a result of a decline in supply for hotel services on the part of Polish business operators in an environment of an intense competition at the hotel market.

The growth of GDP during the first quarter of 2001 equaled 2.4%. The initial estimates place the growth of the GDP in the first quarter of 2002 within the range 0.0%-1.5% with a reservation that this result also accommodates an effect of increased stocks generated in the economy during the forth quarter of 2001. Thus, business activity in Poland during the first quarter of 2002 generated a net zero or a very small GDP growth. It directly translated into a further meteoric decline of corporate expenditure for services rendered by hotels, as evidenced by the results of sales on the basis of contracts entered into with Polish companies by the Orbis Central Sales Office. The sales of hotel services contracted by the Orbis Central Sales Office and finalized during the 1st quarter of 2002 equaled 32 609 room nights, that is 58% of the room nights initially contracted for this period.

An intense development of the hotel market in Poland is an outcome of the underlying principle adhered to by the investors who intend to enter the market as soon as possible in order to attain a stable position prior to Poland's accession to the European Union. Opening of international hotel chains, attractive not only due to their promotional pricing, but also due to the effect of a "new product", as well as popping up of numerous small hotels offering a high standard, addressed to wealthy customers, brought down the competitive standing of Orbis hotels in the business segment. New hotels, targeting predominantly at business customers, are not willing or, due to their limited capacity, simply cannot accept tourist groups which are still heading for Orbis' hotels. This causes shifts in the guests' structure towards a larger share of a cheaper group customer and a resultant decline in the Average Daily Rate for rooms in Orbis' hotels.

The reduction in the number of room nights sold to business guests amounted to 26.8%, whilst its share in the overall sales equaled 63.1% as compared to 76.2% in the first quarter of 2001. The average rate of PLN 248.9 in the business segment was by 7.3% lower than in the 1st quarter of 2001.

During the 1st quarter of 2002, the number of room nights sold to tourist guests increased by 37.4% as compared to the 1st quarter of 2001. The ratio of rooms sold to tourist guests in the overall number of rooms increased to 36.9%$ as compared to 23.8% in the first quarter of 2001. The average rate in this segment fell by 0.5% down to PLN 166.1.

It must, however, be underlined that the first quarter of 2002 also brought changes in categorization of the business mix, as a result of which a certain segment of rack rate customers, formerly classified as business customers, are now regarded as individual tourists. Due to these changes, the performance in the individual tourist segment are not directly comparable o the figures of the first quarter of 2001.

In terms of the nationality structure, the number of rooms sold to Polish nationals fell by 9.6% and to foreign nationals, by 13.3%. The ratio of Poles in the room nights sold, which has for several years remained around the level of 50% during the first quarter of the year, now for the first time crossed the 50% threshold in the first quarter of 2002 and equaled 50.3%. Amongst foreign guests, the highest ratios in the room nights sold are accounted for by the German guests (11.1% and a decline in the number of room nights sold by 22.5%), Scandinavian guests (6.3% - decline in the number of room nights sold by 18.6%) and Israeli guests (5.8% - growth in the number of room nights sold by 13.4%). The share of quests from the United States and Canada equaled 3.1% compared to 3.3% in the first quarter of 2001, and the number of room nights sold to these guests came to 16.5%.

Compared to the corresponding period of the past year, the costs of products sold were lower by 11%. The effect of savings on costs of employment during the 1st quarter of 2002 (the payroll and related expenses declined by 17% as compared to the corresponding period of the past year) have been eliminated by the growth of taxes & charges by 29%, including the increase in the fee for perpetual use of land by 65% and increase of depreciation costs by 7%. The remaining operating expenses have been maintained at the level reported in the comparative period of time, i.e. the first quarter of the past year.

The rate of employment optimization in the Company continues to increase, which in consequence translates into the employment level in the 1st quarter of 2002 being lower by 12% as compared to the past year. Employment in the 1st quarter of 2002 was by 4.5% lower than the average employment level in the 4th quarter of 2001, while the employment coefficient per available room fell from 0.78 to 0.64.

As a result of liquidation of work posts, severance compensations and damages of PLN 1 680.7 thousand have been paid out.
The average salary of PLN 2 187 is lower than that paid in the past year by 0.4%.

6. Analysis of information contained in the financial statements – comparative changes in equity

At the beginning of the 1st quarter of 2002, the total equity was by 5% greater than in the corresponding period of the past year. However, following the adjustment of comparative data resulting from the amendment of the accounting principles (policy) applied, the equity as at the beginning of the 1st quarter of 2002 was by 12% higher than at the beginning of the 1st quarter of 2001. This is a result of appropriation of the titles to the perpetual use of land to the balance sheet.

During the 1st quarter of 2002 (just as in the 1st quarter of 2001), the balance of supplementary capital underwent minor change as a result of posting certain amounts of revaluation reserve to supplementary capital due to changes in the balance of fixed assets. At the end of the 1st quarter of 2002, the supplementary capital was by 14.6% higher than in the corresponding period of the year 2001.

The growth of capital as a result of increasing the revaluation reserve in the 1st quarter of 2002 was caused by the revaluation of fixed assets. Hence, at the end of the 1st quarter of 2002, the revaluation reserve was by 26.5% higher than in 2001.

As a result of change in the applied accounting principles (policy) relating to the amendment of the Accounting Act, the profit brought forward was increased, at the beginning of the period, by PLN 14 176 thousand as an adjustment of the past years' result by the costs of deprecation of fixed assets reclassified as long-term investments.

At the end of the quarter, the equity amounted to PLN 1 363 million and was by 12.7% greater than at the end of the 1st quarter of 2001.

7. Analysis of figures reported in the cash flow statement

The cash flow statement of the Company is prepared by indirect method.

In the 1st quarter of 2002, the Company generated a negative net cash flow from operating activities. It was caused by a combination of unfavorable factors, such as a negative result on operating activities, growth of debtors accompanied by a simultaneous decrease of short-term creditors as well as growth of expenses classified as deferred payments, i.e. fees for a perpetual use of land, real property tax, and write-offs for the Social Benefits Fund.

Receipts from investment activities accounted for 1.2% of those generated during the 1st quarter of 2001, while expenditures accounted for 18.9% of the figure recorded in the corresponding period of the past year, thus generating a negative cash flow from investment activities. Expenditure for hotel modernization dominates amongst other items of expenditures on investment activities.

Expenditures on financing activities increased by 12.6% as compared to the 1st quarter of 2001 and comprised of repayment of short-term bank loans and credits (principal and interest).

Despite a negative balance of net cash flow, the Company recorded a positive net balance of cash and cash equivalents at the end of the 1st quarter of 2001.

8. Additional information

8.1 As of March 31, 2002, the value of the Company's share capital amounts to PLN 92 154 016, and comprises of 46 077 008 shares having a par value of PLN 2 each. Shareholders who hold over 5% of the share capital include:

Shareholder	Share of votes at the General Assembly as of Mar 31. 2001.	Changes from Mar 31. 2001. till Mar 31. 2002	Share of votes at the General Assembly as of Mar 31. 2002.	No of shares as of Mar 31. 2002.
Accor S.A..	20 %	+ 5% minus1 share	25% minus 1 share	11.519,251
Reib International Holdings Limited	9.99%	+ 0.38%	10.37%	4.778,190
Franklin Resources, Inc	5 %	- 5%	0.0	0.0
State Treasury	6.24%	-	6.24%	2,874,900
Globe Trade Centre S.A	5%	-	5%	2.303,853
Michal Solowow	-	+ 5.01%	5.01%	2.310.000
CU OFE BPH CU WBK	-	+ 5.08%	5.08%	2.338,652
Other shareholders	53.77 %	- 10,47% plus 1 share	43.3%	19,952,162

9. Other events affecting the Company's financial standing

9.1 On January 25, 2002, the Extraordinary General Assembly of Orbis Shareholders adopted a resolution concerning filling the vacancy in the Supervisory Board and appointed Mr. David Netser as member of the Supervisory Board.
/Current report no 1/2001/.

9.2 On March 12, 2002, the Supervisory Board of Orbis S.A. passed a Resolution no 10/V/2002 whereby it decided to prolong the agreement with a licensed auditor Deloitte & Touche Services Sp. z o.o., having its corporate address in Warsaw, at 6, Fredry street, registered on the list of chartered accountants under the number 73, that has been co-operating with Orbis S.A. and has audited its financial statements since the year 2000 and to entrust the said auditor with the task of examining and auditing the financial statements of the company Orbis S.A. and the consolidated financial report of the Orbis Group for the year 2002 as well as financial statements for years 2001 and 2002 prepared according to the International Accounting Standards.

10. Litigation pending in courts of law and public administration authorities

No court or administrative proceedings of a total value in excess of PLN 138 million, which corresponds to 10% of the Company's equity shown in the balance sheet prepared as of March 31, 2002, were initiated against or by the Company.

1. Among the pending court litigation, the case of the **„Hotel Europejski" in Warsaw** is of particular importance to the Company. The case concerns the reinstatement of the real property with the building of the Europejski Hotel situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście street, land and mortgage register no KW 201926, to the company which owned this real property prior to September 1, 1939, i.e. the company „Hotel Europejski w Warszawie" S.A. The following proceedings are currently pending in this case:
    1) Litigation before the civil court initiated by Orbis S.A. against the Head of the Warsaw County to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26 276 875, the ownership of the land to Orbis S.A. The proceedings are pending.
    2) Proceedings before Supreme Administrative Court on complaint filed by ORBIS S.A. against the decision no. GN.5.1-Z-14/01 of February 27, 2001 issued by the Chairman of the Office of Housing and Urban Development upholding the decision of the Voivod of the Mazowieckie Province no.119/00 issued on November 6, 2000 refusing to suspend proceedings.
    3) On September 19, 2001, the president of the Supreme Court lodged an extraordinary appeal (case file no III 191/01) against a ruling of the Supreme Administrative Court dated March 28, 2001, by virtue of which the complaint filed by Orbis S.A. against the decision of the Mazowiecki Voivod dated December 5, 2000, concerning a perpetual use of land, was rejected.
    4) In a letter dated December 6, 2001, the company HESA called upon the Management Board of Orbis S.A. to release to that company the real property located in Warsaw, at 13, Krakowskie Przedmieście street. The said letter contained an attached Xerox copy of the notification from the District Court of Warsaw-Mokotów, X Land and Mortgage Registry Division, about the entry, on September 24, 2001, in the land and mortgage register KW 201926, of the company Hotel Europejski S.A as the holder of the perpetual usufructuary title to the land in question for the period till September 13, 2100. The entry was made following an application filed on September 18, 2001, on the basis of an agreement concerning perpetual use of land executed before a Notary, Mr. Zenon Marmaj, Deputy Notary acting for the Notary Janusz Marmaj, Notary's file no Rep. A 2219/01

2. **Kasprowy Hotel in Zakopane**.

The attorney of Orbis S.A. filed a complaint before the Supreme Administrative Court in Warsaw (date of complaint: May 17, 2001) against the decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after a review of the case, the decision of January 26, 2001 concerning suspending the proceedings relating to declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994, concerning granting the title to property. The decision of the Nowosądeckie Voivod confirmed the acquisition by Orbis S.A. of the right to perpetual usufruct of the real property located in Zakopane, at the spot named Polana Szymoszkowa. The date of the court hearing was not yet fixed.

3. **Kasprowy Hotel in Zakopane**.

The case concerning termination of the right to perpetual usufruct of the plot located in the spot named Polana Szymoszkowa granted to Orbis S.A. is again pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. The Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and of the Head of the District Office in Nowy Targ dated March 14, 1996 and passed the case for review by the Nowosądeckie Voivod .

4. **Grand Hotel in Warsaw.**

The case was initiated by Mrs. Barbara Łukasik and Mr. Wiesław Pióro to declare invalidity of the administrative decision no PB/3318/50/4802/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw, located at 20, Hoża street, mortgage no 1651/2-A. The President of the Municipal Office and the Municipal Council passed a decision in this matter on August 8, 2001 that refused to declare the decision dated June 12, 1950, invalid. The applicant, Mrs. Barbara Łukasik, requested a review of the case by the Office. In response, the resident of the Municipal Office and the Municipal Council issued a decision dated October 26, 2001, whereby it upheld the former decision dated August 8, 2001. Mrs. Barbara Łukasik complained to the Supreme Administrative Court in Warsaw.

5. **Grand Hotel in Warsaw.**

On March 20, 2000, the successor to the former co-owner of the land constituting a real property in Warsaw, located at 19, Wspólna street, Mrs. Joanna Ostrowska-Bazgier, applied to the Housing and Municipal Development Office to declare invalidity of the administrative decision issued by the President of the City of Warsaw on April 11, 1950, that refused to grant to the former owners the right to temporary ownership of the real property. The application was not reviewed and in a decision dated August 21, 2000, and December 11, 2000, the Housing and Municipal Development Office refused to declare the said decision as invalid. Therefore, on January 16, 2001, Joanna Ostrowska-Bazgier filed a complaint before the Supreme Administrative Court against the decision dated December 11, 2000, passed by the President of the Housing and Municipal Development Office that refused to declare the said decision invalid.

6. **Grand Hotel in Warsaw**.

The case was initiated by Mr. Romuald Wrzecian to declare invalidity of the decision no PB/3318/50/U/4804/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw, located at 16, Hoża street. After review of the case, on August 30, 2001, the Housing and Municipal Development Office issued a decision whereby it refused to declare invalidity of the appealed-against decision of June 12, 1950. Therefore, successors of Mr. Romuald Wrzecian filed separate applications for a review of this case by the Office. The President of the Housing and Municipal Development Office issued a decision dated February 14, 2002, whereby it upheld in force the appealed decision of August 30, 2001.

7. **Mercure-Unia Hotel in Lublin.**

Regulatory proceedings initiated by the Catholic University in Lublin (KUL) and involving the participation of Orbis S.A. concerning reinstatement of the KUL as the owner of the real property having an area of 1623 m^2, located in Lublin at 1, Akademicka street and 14, Racławickie avenue, have been pending before the Property Commission in Warsaw since 1992. On July 20, 1998, KUL and Orbis S.A. executed a memorandum of understanding concerning conciliatory adjustment of the legal boundary of the real property separating plot no 2 that remains in the possession of KUL and the plot administered by the Orbis S.A. Branch - Mercure-Unia Hotel in Lublin. Implementing the decision of the Property Commission, on October 5, 2001, the parties drafted a memorandum of understanding, by virtue of which KUL will unconditionally waive its claims to 1479 m^2, while Orbis S.A. will waive its perpetual usufruct right to 139 m^2. The Property Commission has fixed the date of the meeting of the Decision Committee on the KUL motion to be held on May 28, 2002, with the participation of the parties to the regulatory proceedings concerning reinstatement of the property.

8. **Gdynia Hotel in Gdynia.**

Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, the proceedings concerning adjusting the boundaries of the real property used by the branch is pending before the self-government and state administration authorities on the grounds of Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration.

9. **Polonez Hotel in Poznań.**

Proceedings concerning establishment of the perpetual usufructuary of a part of the real property occupied by the Hotel is pending before the Management of GEOPOZ in Poznań.

10. **Novotel Malta in Poznań.**

The plaintiff, State Treasury – President of the City of Poznań sued for the amount of PLN 19 959.95 as interest for the delay in the payment of fees for perpetual usufruct of land during the years 1999-1998. On June 1, 2001, the District Court in Poznań issued an order for payment of the entire amount claimed by the plaintiff. As a result of objection filed against this order, on October 16, 2001, the Court issued a judgment, whereby it ruled that the defendant (the Branch) make a payment of the amount of PLN 19 959.95 along with statutory interest from May 31, 2001, and cover the costs of proceedings. On November 17, 2001, the Branch appealed against this judgment to the Regional Court in Poznań.

11. **Forum Hotel in Warsaw.**

By virtue of a decision no PO.5.3-R-880/99 dated September 6, 2001, the President of the Housing and Municipal Development Office terminated the proceedings initiated upon application of attorney acting for Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision that refused to grant the right to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), mortgage no 5021. According to the notice dated October 4, 2001, received from the President of the Housing and Municipal Development Office, (addressed to Orbis S.A. Forum Hotel), the attorney Wiesław Szczepiński applied for a review of the case which ended in issue of a

decision terminating the proceedings concerning invalidity of the decision dated July 15, 1949, which is not valid as a legal document, and which refused to grant to the former owners the right to temporary ownership of land constituting the said real property in Warsaw.

12. Sofitel in Kraków.

By a decision dated May 25, 2001, the President of the Housing and Municipal Development Office upheld in force the appealed-against decision of the President of the Housing and Municipal Development Office dated July 1, 2000, refusing to declare the invalidity of the decision of the National Council's Presiding Board of the City of Kraków dated March 14, 1973, to the extent relating to expropriation of the real property located in Kraków, at Konopnickiej street, I. wh 162, registered in the land register as plots I. kat. 67, I. kat. 68, I. kat. 69, I. kat. 70, I. kat. 106/1, I. kat. 107/1 and I. kat. 105/1 as well as real property register dint the land and mortgage register no KW 473 Ludwinów, designated as I. kat. 143, I. kat. 73, I. kat. 41 and I. kat. 72. In response dated August 29, 2001, to the complaint filed before the Supreme Administrative Court by Mrs. Teresa Dedio and other claimants represented by legal counselor Waldemar Lenarda against decision dated May 25, 2001, the President of the Housing and Municipal Development Office applied for its rejection.

Moreover, the following proceedings are currently pending before the Self-Government Appellate Boards in respect of updating for 2002 the annual fees payable for the perpetual use of land belonging to the State Treasury and located in:

- in Zakopane - Kasprowy Hotel,
- in Poznań - Mercure Poznań Hotel,
  - Polonez Hotel,
  - Malta Poznań Hotel,
  - Centrum Poznań Hotel,
- in Gdynia - Gdynia Hotel,
- in Gdańsk - Marina Gdańsk Hotel,
- in Wrocław - Motel Wrocław,
  - Novotel Wrocław,
- in Warsaw - Sofitel Victoria,
  - Bracka street.

11. The following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on March 31, 2002 1 EUR = PLN 3.6036
2) Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e. – 1 EUR = PLN 3.1250

3) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on March 31, 2001 1 EUR = PLN 3.6170

4) Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e. – 1 EUR = PLN 3.7240

Signature of the person representing the Company	Signature of the person in charge of the Company's accounts
Andrzej Szułdrzyński Vice-President	Lidia Mieleszko Member of the Management Board

Warsaw, April 30, 2002.